Mail Stop 4561
Via Fax (604) 257-3512

December 17, 2008

Darrin McCormack
Chief Financial Officer
Wordlogic Corporation
650 West Georgia Street, Suite 2400
Vancouver, BC, Canada V6B 4N7

      Re: Wordlogic Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Filed on April 4, 2008
              Form 10-Q for the Quarters Ended March 31, 2008 and June 30, 2008
              File No. 000-49649

Dear Mr. McCormack:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

      Sincerely,

      Kathleen Collins
      Accounting Branch Chief